Exhibit 12.1

United Insurance Holdings Corp.

Computation of Ratio of Earnings to Fixed Charges

(in thousands, except ratios)

Includes realized gains and losses	For the Nine Months Ended September 30,	For the Year Ended December 31,
	2017	2016	2015	2014	2013	2012
Earnings before income taxes	$(26,899)	$7,003	$41,860	$64,410	$34,487	$15,714

Fixed charges:
Interest expensed and capitalized	2,282	723	326	410	367	355
Amortized premiums, discounts and capitalized expenses related to debt	—	—	—	—	—	—

Interest within rental expense	14	16	74	63	56	39

Total fixed charges	$2,296	$739	$400	$473	$423	$394

Earnings before income taxes and fixed charges	$(24,603)	$7,742	$42,260	$64,883	$34,910	$16,108

Ratio of earnings to fixed charges	— (1)	10.47	105.71	137.28	82.56	40.89

(1)	For the nine months ended September 30, 2017, earnings were insufficient to cover fixed charges by $27.0 million.

For purposes of calculating these ratios, earnings consist of pre-tax income from continuing operations and fixed charges. Fixed charges consist of interest expensed and capitalized; amortized premiums, discounts and capitalized expenses related to debt; and estimated interest within rental expense.

We did not have any preferred stock outstanding and we did not pay or accrue any preferred stock dividends during the periods presented above.